Management Discussion and Analysis of Financial Position and Results of
Operations for the Third Quarter ended December 31, 2005

General

The following information, prepared as of February 28, 2006, should be read in conjunction with the unaudited interim financial statements of Evolving Gold Corp. for the nine months ended December 31, 2005, as well as the audited financial statements for the year ended March 31, 2005 and the corresponding annual “Management Discussion and Analysis”. The financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless noted otherwise.

Evolving Gold Corp. (“Evolving” or the “Company”) is a mineral exploration company engaged in the acquisition and exploration of natural resource properties. Currently it holds an interest in three properties located in the Northwest Territories, Nevada and Labrador. Recently they have focused on the development of properties where management believes there is potential for the discovery of secondary high grade deposits because of the proximity to a proven deposit or operating mine.

The Company received a final receipt for its initial prospectus offering and became a reporting issuer in the Provinces of Alberta, British Columbia and Ontario on May 14, 2004. On June 9, 2004, the Company received the approval of the Canadian Trading and Quotation System Inc. (the “CNQ”) for the listing of its common shares on the CNQ, under stock symbol “CNQ:GOLD”. The Company officially began trading on the CNQ on June 14, 2004. On June 30, 2005, the Company filed a final amendment #5 as part of the Securities and Exchange Commission (“SEC”) 20-F registration process required to obtain approval to list its shares on the NASD.OTCBB exchange in the United States.

On July 25, 2005 their application was confirmed and they began trading on July 28, 2005 under the stock symbol “OTCBB:EVOGF”. The Company will continue to maintain its full listing in Canada on the CNQ.

Suite 1200 – 1188 West Georgia Street, Vancouver, B.C., Canada, V6E 4A2
Tel. 604 685-6375 Fax. 604 669-2960 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD and OTCBB: EVOGF

Mineral Properties

1.	Murray Property

Description
The Company currently has an option to acquire a 70% interest in a mineral property located in the Gordon Lake area of the Northwest Territories, known as the Murray Property. The Murray Property consists of one mineral claim totalling 2,965 acres (1,200 ha) and is located 78 kilometres northeast of Yellowknife, NT.

The claim was originally staked in January, 2003 by Aurora Geosciences Ltd. on behalf of Mr. Jody Dahrouge. The Murray Property was purchased by International Zimtu Technologies Inc. (“Zimtu”) from Mr. Dahrouge in June, 2003 for the costs of staking ($13,200). On July 22, 2003, the Company was granted the option to earn a 70% interest in the property from Zimtu. To earn the interest, Evolving must spend $250,000 on exploration prior to July 22, 2006, pay $17,000 (paid) and issue 200,000 special warrants of Evolving to Zimtu (issued). Both Mr. Dahrouge and Zimtu hold a 1% net smelter royalty (“NSR”) on mineral production and a 1% gross overriding royalty (“GORR”) on diamond production from the property. One half of each royalty can be repurchased for cash consideration of $500,000.

Exploration Program
In an effort to further define the Property’s mineralization potential a technical report was prepared on the Property by Gary Vivian, P. Eng., an independent consulting geologist, in compliance with National Instrument 43-101. In the “Summary Report on the Murray Property” dated September 3, 2003, Mr. Vivian recommended that a detailed compilation of the existing property information, together with a review of aerial photographs to identify folds, breaks in structures, and structural trends be completed, as well as detailed scale mapping. In addition, the location of previous trenches was to be investigated. The estimated cost for the initial program was $55,000.

This work program was repeatedly delayed due to adverse weather conditions. In February, 2005, the Company incurred $5,206 in fees to the Mining Recorder, Indian and Northern Affairs, for an extension to be granted on the work to be done on the claims and filing fees with respect to the Murray property. In March, 2005, the Company incurred $2,411 in fees paid to Dahrouge Geological Consulting to purchase topographical on the Murray property.

In the Fall of 2005 the Company decided to seek a joint venture partner before continuing exploration of this Property. To date it has been unsuccessful in finding such a partner and Management is currently considering the feasibility of continuing with exploration on this project.

Mineral Properties (continued)

1.	Murray Property (continued)

Exploration Program (continued)
The Company continues to believe that it is in the best interest of its shareholders to continue focusing on secondary high grade discoveries and as such is concentrating its efforts on its Winnemucca Mountain and Voisey Bay properties. Both of these properties are in the vicinity of advanced exploration stage areas which offer better access and infrastructure. In addition, the Winnemucca property is situated in a location that has weather conditions conducive to a twelve month work program.

2.	Winnemucca Property

Description
On December 3, 2004 and amended January 7, 2005 and February 25, 2005, the Company entered into an option agreement to acquire 62 unpatented mineral claims in Humboldt County, Nevada (the “Winnemuca Property”). The property, which has excellent road access, encompasses 560 hectares in Humboldt County’s high desert region, home of the Battle Mountain Mining District and the Carlin Trend. In order to earn its interest, Evolving must spend US$4,000,000 on exploration prior to December 31, 2008, pay US$70,000 to the vendors (US$30,000 has now been paid in cash and US$40,000 has been paid by the issue of shares for debt) and issue 1,800,000 shares of Evolving to the vendor at various times on or before December 31, 2007 (900,000 shares have now been issued). Exploration expenses must be incurred by December 31, 2005 of at least 70% of the funds raised by the Company from December 3, 2004 to October 31, 2005. The Company must also prepare, pay for and deliver a pre-feasibility study by June 30, 2009. The property is subject to a 2% net smelter royalty (“NSR”). The NSR is divided between two parties as to the respective mineral claims held by each party. With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of NSR on the remaining mineral claims. The property is also subject to advance royalty payments of US$10,000 (paid), US$10,000 and US$20,000 due by each of December 3, 2005, 2006 and 2007 respectively. On each successive December 3rd advance royalty payments of US$20,000 per year will continue until production from the claims commences and continues uninterrupted for twelve consecutive months. These advance royalty payments will be deducted from the NSR payments otherwise needed. A finder fee of 100,000 shares was also paid by the Company in connection with this property transaction.

Mineral Properties (continued)

2.	Winnemucca Property (continued)

Description (continued)

At December 31, 2005 the Company had staked 210 additional unpatented mining claims and, by continuing work on the property, its land position now totals 413 claims covering approximately 2,115 hectares (5,226 acres).

Letter of Intent with Meridian Gold Inc.
In September, 2005 the Company signed a letter of intent (“LOI”) with Meridian Gold Inc. regarding an option by Meridian to earn a 70% interest in Evolving’s Winnemucca property option. Under the terms of the LOI, Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving, investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. In addition Meridian must deliver a pre-feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, the Company intends to establish a joint venture with Meridian with respect to the claims on the property.

Exploration Program
The Company and Meridian plan to focus future exploration on the Swordfish Extension Zone within the Winnemucca Mountain system based on their preliminary review of the database constructed from data generated from previous exploration programs on the property. The Company had completed a detailed compilation of existing data and had made preliminary geological investigations on site in preparation for a 2005 fall field program. However, with the signing of the Letter of Intent with Meridian, field work by the Company originally planned for the 2005 fall period was postponed and is now expected to commence in the Spring/Summer of 2006. Under the terms of the Letter of Intent, Meridian will manage the exploration at Winnemucca Mountain while they complete their earn- in requirements. Field work will consist of surface geological mapping, geophysical surveying of newly- interpreted target trends and drilling of the higher priority targets. As at December 31, 2005, the Company had incurred exploration costs of $143,399 on this property comprised of $25,000 for geological consulting, other database review work of $28,233, field expenses of $14,931, aerial mapping of $5,300, $69,621 in staking and recording costs and $314 in drafting costs. The property is subject to a 1 ½% NSR, one half of which can be purchased by paying $250,000 for each 0.25% of the royalty.

Mineral Properties (continued)

3.	Voisey’s Bay Property

Description
On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. (“Geocore”) whereby they have the right to earn up to an 80% interest in two blocks, comprising 192 claims, in Geocore’s Voisey’s Bay area property located in Labrador. The property is comprised of approximately 4,800 hectares which lies an estimated twenty kilometres west of the main Voisey’s Bay discovery. A first option for the purchase of a 60% interest was purchased for cash paid on signing of $ 35,000 and the obligation to incur $ 200,000 in exploration expenditures by October 31, 2006 with cumulative exploration costs of $ 500,000 incurred by October 31, 2007. The second option for the remaining 20% requires an obligation of $ 500,000 of cumulative exploration costs to be incurred by October 31, 2008.

Exploration Program
At December 31, 2005, the Company had incurred $ 6,115 in geological consulting, $2,700 for report preparation, $273 for other expenses and $7,440 for the staking and recording of 124 additional mineral claim units, contiguously located to the optioned property, which are included under the existing option agreement. They continue to compile all existing data in preparation for a 2006 spring/summer field program which will include additional geochemical and geophysical surveys (including deep probing Horizontal Loop EM), geological mapping and drilling. Postponement of field exploration activities until the spring of 2006 is due to the difficulty of carrying out field activities in the region during the winter months.

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Summary of Quarterly Results

The following is a summary of the results from the seven previously completed financial quarters. Quarterly financial information was not available for periods prior to March 31, 2004. Accordingly the amounts included therein reflect aggregate expenses incurred during the nine and one-half month fiscal period ended March 31, 2004.

	Fiscal year ended March 31, 2006			Fiscal year ended March 31, 2005
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004

Revenues	-	-	-	-	-	-	-	-

Net Loss	(76,642)	(143,485)	(234,929)	(124,810)	(39,227)	(186,877)	(51,304)	(152,118)

Loss per share, basic and fully diluted (Note 1)	(.01)	(.02)	(.03)	(.01)	(.01)	(.03)	(.02)	-

Total assets	509,395	514,032	367,787	222,879	114,130	46,937	116,753	169,715

Deferred exploration expenditures - Canadian	-	2,828	13,700	7,617	-	-	-	-

Deferred exploration expenditures - US	2,932	50,117	41,874	48,476	-	-	-	-

Working capital (deficiency)	(150,208)	(59,050)	(162,620)	(143,711)	(21,761)	3,246	76,178	127,482

(Note1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Summary of Quarterly Results (continued)

Net Loss
The fluctuations in net loss are most noticeable for the first three quarters ending in 2005 as well as for the quarter ended September 30, 2004. The reasons for these fluctuations have been summarized below by separately identifying three categories of expenses, stock-based compensation, consulting, legal and accounting and promotion and advertising.

Stock-based compensation
$78,000 and $120,900 in stock-based compensation costs were recorded for the quarters ended September 30 and June 30, 2005 respectively as well as for the quarter ended September 30, 2004, where stock-based compensation of $113,945 was recorded.

Consulting, legal and accounting
Increased consulting fees of $67,264 as well as increased legal and accounting expenses of $20,157 were reflected in the fiscal year ended March 31, 2005 versus fiscal year ended March 31, 2004 results. These increases were commensurate with the purchase of two new property options as well as fees incurred to obtain trading approval from the NASD.OTCBB exchange. The net loss for the first three quarters of the 2006 fiscal year continues to reflect this trend by reporting consulting and accounting expense increases of $26,913 and $22,756 respectively for the nine months ended December 31, 2005 compared to the same fiscal 2005 nine month period. Legal expenses have also increased $48,659 in the nine months ended December 31, 2005 over comparative 2004 amounts including $29,016 recorded during the quarter ended December 31, 2005. This increase was due primarily to increased property option activity and increased stock exchange filings. In addition legal fees increased due to private placements and other agreements invoiced during the period.

Promotion and advertising
Promotion and advertising for the nine months ended December 31, 2005, totaled $86,190 compared to the same period in 2004 when $23,722 was incurred. This increase arises from the number of tradeshows attended on behalf of the Company as well as a short term service agreement with an investor relation specialist.

Summary of Quarterly Results (continued)

Total Assets
Total assets decreased during the quarter ended September 30, 2004 due to administrative costs being incurred without additional financing. The increase in total assets from that date to December 31, 2004 reflects the purchase of the Winnemucca property option funded by $64,000 from the issue of 400,000 common shares. The quarter ended March 31, 2005 reflects $96,000 raised from a private share placement which was used for Winnemucca deferred exploration costs and administrative expenses. Also reflected in this quarter was the issue of 200,000 additional shares required under the Winnemucca property option which were valued at $32,000. The quarter ended June 30, 2005, reflects $140,490 in property option payments and deferred exploration costs financed by the shares for debt issue of $285,610. The September 30, 2005 quarter reflects $145,000 in proceeds received from a private placement, $27,000 received from the exercise of options and warrants and $80,000 in deemed proceeds arising from the issue of 400,000 shares required under the Winnemucca property option agreement. Total assets as at December 31, 2005 remained substantially unchanged from the previous quarter as minimal deferred exploration costs were incurred, no additional share issue proceeds were received and administrative expenses were funded from working capital.

Working Capital
Working capital at March 31, 2004 was used for purposes outlined in the Company’s prospectus dated May 10, 2004 except that, in accordance with management’s objective to pursue secondary high grade mineral properties, some funds were directed to the Winnemucca property option purchase and initial exploration costs instead of the Murray project. As at June 30, 2005, working capital continued to be drawn down for administrative costs, deferred exploration expenses and property option payments. The effect of this drawdown for the quarter ended June 30, 2005 was offset by the above mentioned “shares for debt issue” of $285,610. As previously mentioned the Company’s working capital position as at September 30, 2005 had improved due to the proceeds received from the issue of shares being in excess of deferred exploration and administration expenses. Working Capital at December 31, 2005 reflects a drawdown due to administrative expenses incurred for the quarter.

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Results of Operations

During the nine months ended December 31, 2005, the Company reported a net loss of $455,056 ($0.06 loss per share) compared to a loss of $277,408 ($0.05 loss per share) reported for the same nine month period ended December 31, 2004. The increase in the net loss is primarily due to increases in accounting, consulting, legal, promotion and stock based compensation expenses, the reasons for which, have been outlined in the summary of quarterly results section above.

Results of Operations (continued)

For the nine month period ended December 31, 2005 these major expense categories amounted to consulting fees of $38,250 (December 31, 2004 - $11,337), accounting fees of $31,459 (December 31, 2004 - $8,703), legal fees of $61,208 (December 31, 2004 - $12,549) and promotion and advertising of $86,190 (December 31, 2004 - $23,722). Management fees decreased to nil (December 31 - $51,379) due to the timing of the services provided. The Company did not generate any revenue during either reporting period.

Expenses for the nine months ended December 31, 2005, also include stock-based compensation of $198,900 representing a non-cash charge incurred in connection with the granting of stock options. During fiscal 2005, the Company elected to apply the fair value method of accounting for stock options granted to employees and directors on a prospective basis in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Accordingly, the fair value of all stock options granted is recorded as a charge to operations. During the quarter ended September 30, 2005 $14,220 was credited to share capital from contributed surplus on the exercise of previously granted options. There were no stock-based compensation amounts recorded for the quarter ended December 31, 2005.

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Capital Expenditures

During the nine months ended December 31, 2005, the Company purchased the Voisey Bay property option for $35,000 and spent $16,528 on deferred exploration costs relating to a review of the geological data, report preparation and staking and recording for this property. They also made an additional payment of US$ 40,000 and accrued US$10,000 for advance royalty payments payable pursuant to the terms of the Winnemuca property option agreement, and incurred $94,923 in geological consulting, staking and recording and field expenses related to the Winnemucca property option.

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Financing Activities

In May, 2005, the Company issued 432,742 units to existing shareholders in exchange for settlement of $285,610 in debt at a price of $0.66 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.82 until expiry in May, 2007.

In July, 2005 a total of $27,000 was raised from the exercise of 40,000 warrants at $0.25 per share and 50,000 options at $0.34 per share.

In August, 2005 the Company issued 400,000 common shares for deemed proceeds of $80,000 as part of the share issue required under the terms of the Winnemucca property option.

In September, 2005 the Company completed a non-brokered private placement whereby 290,000 units were issued in exchanged for cash proceeds of $145,000. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.55 until expiry in September, 2007.

Subsequent to December 31, 2005 the Company completed a private placement by issuing 1,367,000 units at a price of $0.30 per unit resulting in proceeds of $410,100. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share exercisable until expiry in January, 2008. One finder received a finder’s warrant and additional finders fees payable in cash or units will be payable pursuant to this issue.

Subsequent to December 31, 2005 90,000 warrants were exercised at $0.25 per share resulting in cash proceeds of $22,500, 150,000 options were issued to a consultant and 250,000 shares were issued at $0.25 per share on the exercise of options by a director.

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Liquidity and Capital Resources

The Company’s aggregate operating, investing and financing activities for the nine months ended December 31, 2005 resulted in a cash decrease of $ 1,502. As at December 31, 2005, the Company’s cash balance was recorded as $1,252 and the Company had a working capital deficiency of $150,208.

Liquidity and Capital Resources (continued)

The Company has not as yet put into commercial production either of its mineral properties and as such has no operating revenues. Accordingly, the Company is dependent on the equity markets as its sole source of operating working capital. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

The Company will continue to require funds to meet its obligations under its property option agreements and as a result, will have to continue to rely on equity and debt financing during such period. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. Pursuant to the Murray Property agreement, as amended September 16, 2004, the Company must expend a total of $250,000 on the Murray Property over a period of three years.

In addition, in order to maintain its Winnemucca Property agreement in good standing the Company must expend a total of US$4,000,000 over a period of four years and is also committed to incur exploration expenditures of $500,000 by October 31, 2007 on it newly acquired Voisey Bay property option. The Company does not have any other commitments for material capital expenditures either in the near or long term over normal operating requirements and none are presently contemplated other than as disclosed above.

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Transactions with Related Parties

During the nine months ended December 31, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 to directors of the Company and an additional 20,000 shares were issued to a director, on exercise of warrants, for net proceeds of $5,000.

Deferred exploration costs and consulting fees for the nine months ended December 31, 2005 include $25,000 and $25,000 respectively, charged by a director of the Company. As at that date accounts payable and accrued liabilities include $56,137 owing to related parties.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

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Critical Accounting Estimates

The Company’s financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company’s accounting policies are described in Note 2 to the financial statements. The accounting estimates considered to be significant to the Company include the review of the carrying values of resource properties and deferred exploration expenditures.

Management reviews the carrying values of its resource properties on at least an annual basis to determine whether any impairment should be recognized. There have been no write-downs in respect of the values attributed to resource properties and deferred exploration expenditures since inception.

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Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and Measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments, loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The mandatory effective date is for fiscal years beginning on or after October 1, 2006, with optional early recognition for fiscal years beginning on or after December 31, 2004. The Company intends to adopt this standard in its fiscal year ending March 31, 2008.

At present, the Company's most significant financial instruments are cash, accounts receivable and accounts payable. This new section requires little difference in accounting for these financial instruments from current standards.

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Changes In Accounting Policies

Pursuant to accounting standards as determined by the Canadian Institute of Chartered Accountants, companies must use the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004. Effective April 1, 2004, the Company adopted a policy with regard to this matter as disclosed in the notes to the financial statements. The impact of such policy was that a charge to operations for stock-based compensation amounting to $198,900 was made to the September 30, 2005 Statement of Loss with an offsetting credit recorded to contributed surplus relating to the 185,000 stock options granted to a director and 150,000 options granted to a consultant during that period. Similarly $113,945 was included in the deficit and contributed surplus amounts reflected for the nine months ended September 30, 2004.

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Financial Instruments

As disclosed in its unaudited financial statements, the Company has identified the financial instruments that it utilizes on a day-to-day basis as being cash and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

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Outstanding Share Data

(a)	Authorized: Unlimited number of common shares without par value.

Issued and outstanding:

March 31, 2005 – 7,350,100 common shares for net consideration of $498,600
December 31, 2005 – 8,562,842 common shares for net consideration of $1,050,430
February 28, 2006 - 10,269,842 common shares for net consideration of $1,545,530

(b)	Outstanding stock options at February 28, 2006

Type of Security	Number	Exercise Price	Expiry Date
Stock options	250,000	$0.25	September 15, 2009
Stock options	185,000	$0.82	May 16, 2009
Stock options	150,000	$0.30	January 19, 2011
	585,000

Outstanding Share Data (continued)

(b)	Outstanding stock options at February 28, 2006 (continued)

Subsequent to December 31, 2005, as part of an agreement with an investor relations consultant, the Company issued 150,000 stock options exercisable at $0.30 per share which have a four month hold and vesting period. Also subsequent to December 31, 2005, 150,000 stock options exercisable at $0.65 per share were cancelled and 250,000 stock options at $0.25 were exercised by a director.

(c)	Outstanding warrants at February 28, 2006

Type of Security	Number	Exercise Price	Expiry Date
Warrants	450,000	$0.25	January 10, 2007
Warrants	432,742	$0.82	May 10, 2007
Warrants	290,000	$0.55	September 14, 2007
Warrants	1,367,000	$0.40	January 18, 2008
	2,539,742

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Cautionary Note Regarding Forward Looking Statements

Certain statements contained in the foregoing MD&A constitute forward- looking statements. Such forward- looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward- looking statements in light of the risks set forth below.

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Risks and Uncertainties

The exploration for and development of industrial mineral deposits are highly speculative activities and are subject to significant risks. The Company’s ability to realize its investments in exploration projects is dependent upon a number of factors, including its ability to continue to raise the financing necessary to complete the exploration and development of those projects and the existence of economically recoverable reserves within its projects. Other significant risks are listed below.

Risks and Uncertainties (continued)

Stage of Development

The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions are involved.

As a result of the Company’s lack of operating history, it also faces many of the risks inherent in starting a new business.

Environmental

Fires, power outages, labour disruptions, flooding, explosions, cave- ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in exploration programs. Unknowns with respect to geological structures and other conditions are involved. Existing and future environmental laws may cause additional expense and delays in the activities of the Company, and they may render the Company’s properties uneconomic. The Company has no liability insurance, and the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Future Financings

If the Company’s exploration programs are successful, additional funds will be required for further exploration and development to place a property into commercial production. The only source of future funds presently available to the Company is through the sale of equity capital or the offering by the Company of an interest in any of its properties to be earned by another party or parties carrying out further exploration or development thereof. There is no assurance such sources will continue to be available on favourable terms or at all. If available, future equity financings may result in substantial dilution to current shareholders.

Risks and Uncertainties (continued)

Profitability of Operations

The Company is not currently operating profitably and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uncertainty of Title

The Company’s properties may be subject to native land claims or government regulations.

Currency Risk

One of the Company’s property options is located in the United States. Future changes in exchange rates could materially affect the viability of exploring and developing this property.

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Investor Relations

During the nine months ended December 31, 2005 the Company paid $18,226 to investor relations consultants and incurred $31,320 for travel and tradeshow costs. Subsequent to December 31, 2005 the Company entered into a four month renewable consulting agreement for corporate communications services for a monthly fee of $6,000 per month. In addition as part of this agreement, the Company has issued 150,000 stock options exercisable as $0.30 per share which have a four month hold and vesting period. Other investor relations activities included $29,225 for inclusion in various investment publications. In addition management distributed Company press releases and updated shareholders as to corporate developments.

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Additional Disclosure for Venture Issuers without Significant Revenue

As the Company has not had significant revenue from operations in either of its last two financial periods, the following is a breakdown of the material costs incurred:

	Nine months
	ended
	December 31,	Year ended
	2005	March 31, 2005
Deferred property acquisition costs and advance
mineral royalties	$176,500	$160,047
Deferred exploration costs	$111,451	$56,093
Administrative expense	$455,056	$402,225

Administrative expense are provided by category of major expense items in the Statement of Loss and Deficit included in the unaudited financial statements for the third quarter ended December 31, 2005 and in the audited financial statements for the year ended March 31, 2005.

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Additional Information

Additional information about the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s website at www.evolvinggold.com.